Mobile Integrated Systems Enters Into Definitive Agreement to Acquire

Quantitative Alpha Trading

TORONTO, August 21, 2012 /PRNewswire/ -- Mobile Integrated Systems, Inc.

(“MOBI”) and Quantitative Alpha Trading, Inc. (“QAT,” and together with MOBI, the

“Parties,” and each a “Party”) announced the execution of a definitive agreement

(the “Agreement”) providing that MOBI will acquire all of the outstanding common shares of QAT on the basis of 0.2222 of a share of MOBI’s common stock in exchange for each outstanding share of QAT (the “Transaction”).  The Parties also announced the execution of a perpetual worldwide licensing and commercialization agreement to develop QAT software and market all of QAT’s products last Friday. (the

“Commercialization Agreement”).

“We are pleased to have finalized this deal.  QAT’s assets represent a turnkey family of financial software focused on electronic trading signals, robotic trading and algorithmic execution platforms that will form a cornerstone of the MOBI expansion strategy.  The Agreement and Commercialization Agreement add depth to the MOBI software portfolio and create significant new revenue opportunities for us,” said

Murray Simser, President and CEO of MOBI.  He added, “I am delighted that we were able to get the deal done.  The two boards and the two management teams have worked very hard to deliver a deal that benefits all parties.  Revenue is the most important goal of these agreements and we intend to deliver it.”

“MOBI has the management depth, a well capitalized plan and the proven ability to take QAT technology to market.  These agreements are structured to ensure that commercialization of our products and the generation of revenue is the company’s number one priority and not derailed by acquisition activities,” said Jim McGovern,

Chief Executive Officer of QAT.  He added, “these agreements enable us to begin commercialization of the products much sooner than we could have alone and prior to the closing of the Transaction anticipated to be later this year.”

The Agreement

The Parties intend to complete the Transaction by way of a plan of arrangement under the Business Corporations Act (Ontario).  The Parties have agreed to use their commercial best efforts to close the Transaction as soon as practicable.

The Agreement contains customary terms and conditions for transactions of this nature, including that (i) no event or condition which has had, or is reasonable likely to have, a material adverse change on the condition (financial or otherwise) of the business or assets of either Party shall have occurred on or prior to the closing date;

(ii) all regulatory and statutory requirements for closing of the Transaction shall have been fully satisfied, (iii) approval of the Transaction by the shareholders of

QAT; (iv) approval of the Transaction by the Superior Court of Justice of Ontario; (v)

all necessary third party consents have been obtained by QAT; and (vi) to the extent required by MOBI, the relevant parties have agreed to amend the existing contractual employment arrangements.

MOBI has agreed to provide a first priority secured bridge loan to QAT to a maximum amount of CDN $800,000 in order to assist QAT in meeting its normal course obligations until the closing of the Transaction.

To ensure market liquidity is supported by the business plan, MOBI Common Stock to be issued to shareholders of QAT pursuant to the Transaction (the "Restricted

Shares") will be subject to restricted security rights/provisions, on such terms as are to be mutually agreed between MOBI and QAT and such Restricted Shares will be released over a series of dates between 12 months and 24 months following the date of closing.

Two members of MOBI’s Board of Directors are also affiliated with QAT and as such have not participated in any deliberations regarding the Transaction.  As a consequence, MOBI and QAT established Special Committees each comprised of two independent directors to evaluate the transaction (“Special Committee”).  The

Boards of the Parties approved the Transaction based on a positive recommendation by their respective Special Committees.  In addition, the QAT

Board received a verbal fairness opinion from its financial advisor that the consideration in respect of the Transaction is fair, from a financial point of view, to the QAT shareholders.

About Quantitative Alpha Trading, Inc.

For more than a decade, QAT, an Ontario corporation, has been researching,

developing and maintaining proprietary algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science patterns, the Company’s proprietary systems use a linked series of computer programs to analyze securities market data in real-time and directly execute buy or sell orders over the electronic securities exchanges while monitoring the status of every trade within a given portfolio without human intervention. The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol QATSF. http://www.qatinc.com/

About Mobile Integrated Systems, Inc.

MOBI, a Nevada corporation, is a technology company focused on developing and deploying mobile products and transaction systems to a variety of industry sectors including lotteries, gaming, transportation, telecommunications, finance, and others.  The company trades on the OTCUS under the symbol MIBI.  More information can be found at: http://mobileintegratedsystems.com/

Press Contacts

Please contact Mobile Integrated Systems marketing team at 416-479-0880.

Please contact Quantitative Alpha Trading marketing team at 416-646-1063.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the U.S.

Private Securities Litigation Reform Act of 1995 and Canadian Securities Legislation.

These statements are based upon our current expectations and speak only as of the date hereof.  Such forward-looking statements are inherently uncertain. Our actual results may vary materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. Neither MOBI nor QAT can provide assurances that any prospective matters described in the press release will be successfully completed or that MOBI or QAT will realize the anticipated benefits of any transactions, specifically including whether Transaction will close as described herein, otherwise or at all and whether any revenue will be generated under the terms of the Commercialization Agreement.

Various risk factors that may affect MOBI business, results of operations and financial condition are detailed from time to time in the Annual Report on Form 10-

K and in the Current Reports on Form 8-K and other filings made by Mobile

Integrated Systems, Inc. with the U.S. Securities & Exchange Commission. MOBI undertakes no obligation to update information contained in this release.

Neither CNSX nor any other exchange has reviewed or accepts responsibility for the adequacy or accuracy of the content of this news release.

Copies of the Agreement, the Commercialization Agreement and the agreement evidencing the bridge loan will be filed and available on QAT’s SEDAR profile at

www.sedar.com.